UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   David G. Mengebier
   CMS Energy Corporation
Fairlane Plaza South - Suite 1100
330 Town Center Drive
   MI, Dearborn 48126
2. Issuer Name and Ticker or Trading Symbol
   CMS Energy Corporation (CMS)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   12/31/2002
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
 Common Stock (CMS) |7/24/ |1/29/ |F   |V|166               |D  |           |13996              |D     |                           |
                    |2002  |2003  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
 Common Stock (CMS) |12/31/|1/29/ |J   |V|1495              |A  |           |3774               |I     |401(k)                     |
                    | 2002 |2003  |1   | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |8000        |D  |            |
ions-1999    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |7400        |D  |            |
ions-2000    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |12000       |D  |            |
ions - 2002  |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |8000        |D  |            |
ions-2001    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |25000       |D  |            |
ions-2001(a) |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Employee Stoc|        |       |      |    | |           |   |     |     | Common Stoc|       |       |16000       |D  |            |
k Options - 2|        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
002          |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock|1-for-1 |12/31/ |1/29/ |J   |V|138        |A  |     |     | Common Stoc|138    |$0     |216         |I  |Deferred Sal|
 Units       |        |2002   |2003  |2   | |           |   |     |     |k (CMS)     |       |       |            |   |ary Savings |
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |Plan        |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Shares acquired during 2002 at various dates and prices pursuant to the Corporation's 401(k) plan.
2. These units are considered phantom stock held pursuant to the Deferred Salary Savings Plan of CMS Energy Corporation and were acquired on various dates in 2002 at prices ranging from $5.79 to $24.62 per share.
SIGNATURE OF REPORTING PERSON
David G. Mengebier
David G. Mengebier (By: S.K. Smith or M.D. VanHemert, per Pwr of Attny filed with the SEC)